UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Aqua Metals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

03837J101

(CUSIP Number)

Kelvin F. Sellers

Interstate Emerging Investments, LLC

Interstate Batteries, Inc.

12770 Merit Drive, Suite 1000

Dallas, Texas 75271

(972) 455-6457

Copies to:

Wesley Williams

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03837J101

1	NAMES OF REPORTING PERSONS: INTERSTATE EMERGING INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,483,452
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,483,452

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,483,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.05% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Percentage of class calculated based on 20,141,636 total outstanding shares of Common Stock as of May 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the Securities and Exchange Commission (“SEC”) on May 10, 2017, plus 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the exercise on or before May 24, 2018 of the Two Year Warrant (as defined in the Schedule 13D filed with the SEC by Interstate Emerging Investments, LLC, a Delaware limited liability company (“Interstate Emerging”), and Interstate Batteries, Inc., a Delaware corporation (“IBI”), on June 1, 2016 (the “Original Schedule 13D”)), 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise on or before May 24, 2019 of the Three Year Warrant (as defined in the Original Schedule 13D), and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion on or before May 24, 2019 of the Note (as defined in the Original Schedule 13D).

CUSIP No.	03837J101

1	NAMES OF REPORTING PERSONS: INTERSTATE BATTERIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,483,452
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,483,452

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,483,452 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.05% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(2)	Includes 3,483,452 shares of Common Stock of the Issuer owned by Interstate Emerging. IBI is the sole member of Interstate Emerging. As a result, IBI may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Interstate Emerging. IBI disclaims beneficial ownership of the securities owned by Interstate Emerging in excess of its pecuniary interest therein and this statement shall not be deemed an admission that IBI is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.

(3)	Percentage of class calculated based on 20,141,636 total outstanding shares of Common Stock as of May 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 10, 2017, plus 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the exercise on or before May 24, 2018 of the Two Year Warrant (as defined in the Original Schedule 13D), 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise on or before May 24, 2019 of the Three Year Warrant (as defined in the Original Schedule 13D), and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion on or before May 24, 2019 of the Note (as defined in the Original Schedule 13D).

This Amendment No. 2 to Schedule 13D (this “Schedule 13D Amendment No. 2”) amends the information provided in the Statement on Schedule 13D filed on June 1, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on August 17, 2016 (and with the Original Schedule 13D, as amended by this Schedule 13D Amendment No. 2, the “Schedule 13D”). This Schedule 13D Amendment No. 2 amends the information disclosed in the Schedule 13D as set forth herein.  Except as otherwise specified in this Schedule 13D Amendment No. 2, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Responses to each item of this Schedule 13D Amendment No. 2 are incorporated by reference into the response to each other item, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 13, 2017, Interstate Emerging entered into a Rule 10b5-1 Sales Plan with BOK Financial Securities, Inc. (the “Broker”) pursuant to Rule 10b5-1(c)(1) of the Exchange Act (the “Sales Plan”) for asset diversification and liquidity. The description of the Sales Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

The transactions contemplated by the Sales Plan will result in the disposition of securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Interstate Emerging beneficially owns an aggregate of 3,483,452 shares of Common Stock of the Issuer, representing 15.05% of the outstanding Common Stock of the Issuer (based on 20,141,636 total outstanding shares of Common Stock as of May 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the SEC on May 10, 2017, plus 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the exercise on or before May 24, 2018 of the Two Year Warrant (as defined in the Original Schedule 13D), 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise on or before May 24, 2019 of the Three Year Warrant (as defined in the Original Schedule 13D), and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion on or before May 24, 2019 of the Note (as defined in the Original Schedule 13D).

(b) IBI is the sole member of Interstate Emerging and owns 100% of the membership interests of Interstate Emerging. As such, IBI can cause Interstate Emerging to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Interstate Emerging.

(c) The following table sets forth the transactions effected by the Reporting Persons in the shares of Common Stock within the past 60 days. All transactions listed below were effected as open market sales pursuant to the Sales Plan.

Date of Transaction	Number of Shares Sold	Average Price per Share	Price Range
April 24, 2017	2,200	$16.4795	$16.36 - $16.55
April 25, 2017	31,600	$16.6257	$16.52 - $16.70
April 27, 2017	17,900	$16.9536	$16.86 - $17.01
April 28, 2017	8,610	$16.6735	$16.59 - $17.07
May 2, 2017	42,500	$16.7885	$16.74 - $16.83
May 3, 2017	48,327	$17.0930	$16.97 - $17.30
May 4, 2017	4,500	$17.6178	$17.61 - $17.62
May 8, 2017	40,283	$17.0945	$16.76 - $17.75
May 9, 2017	32,500	$16.7751	$16.51 - $16.93

(d) Except as otherwise described herein, no person other than Interstate Emerging and IBI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

Pursuant to the Sales Plan, the Broker may sell up to an aggregate number of 430,000 shares of Common Stock, subject to certain limitations, during the term specified in the Sales Plan. All sales under the Sales Plan are to be made in the discretion of the Broker and in accordance with the terms, conditions and restrictions of the Sales Plan and the Reporting Persons shall not have any control, influence or authority over sales made pursuant to the Sales Plan. During the period between April 24, 2017 and May 9, 2017, the Broker sold an aggregate of 228,420 shares of Common Stock of the Company in open market transactions pursuant to the Sales Plan.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2017
INTERSTATE EMERGING INVESTMENTS, LLC

	By:	Interstate Batteries, Inc., its sole member

	By:	/s/ William McDade
William McDade
Vice President & Chief Financial Officer

INTERSTATE BATTERIES, INC.

	By:	/s/ William McDade
William McDade
Vice President & Chief Financial Officer